This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares. The Offer is made solely by the Offer to Purchase, dated November 2, 1998, and the Supplement thereto, dated December 7, 1998, and the related Letter of Transmittal, and is being made to all holders of Shares. Purchaser is not aware of any state where the making of the Offer is prohibited by administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares pursuant thereto, Purchaser will make a good faith effort to comply with such state statute. If, after such good faith effort, the Purchaser cannot comply with such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by Merrill Lynch, Pierce, Fenner & Smith Incorporated or one or more registered brokers or dealers licensed under the laws of such jurisdiction.


                       Dexter Acquisition Delaware, Inc.

                          A Wholly-Owned Subsidiary of

                               Dexter Corporation

                          Is Now Offering to Purchase

               Any and All Outstanding Shares of Common Stock of

                            Life Technologies, Inc.

                      And Has Increased the Offer Price to

                         $39.125 Net Per Share in Cash

     Dexter Acquisition Delaware, Inc., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Dexter Corporation, a Connecticut corporation ("Parent"), has amended and supplemented its Offer to Purchase dated November 2, 1998 (as so amended and supplemented, the "Offer to Purchase") by a Supplement thereto dated December 7, 1998 (the "Supplement") and is now offering to purchase any and all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Life Technologies, Inc., a Delaware corporation (the "Company"), not owned by Parent, at a purchase price of $39.125 per Share (the "Offer Price"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, the Supplement and in the related Letter of Transmittal (which, as amended and supplemented from time to time, together constitute the "Offer").

--------------------------------------------------------------------------------
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, DECEMBER 22, 1998, UNLESS THE OFFER IS EXTENDED.
--------------------------------------------------------------------------------

     THE MINIMUM SHARE CONDITION SET FORTH IN THE NOVEMBER 2 OFFER TO PURCHASE HAS BEEN ELIMINATED AND THE OFFER IS NO LONGER CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE. HOWEVER, THE OFFER REMAINS SUBJECT TO OTHER CONDITIONS SET FORTH IN THE SUPPLEMENT. THE OFFER IS NOT CONDITIONED ON THE AVAILABILITY OF FINANCING OR ON THE APPROVAL OF THE BOARD OF DIRECTORS OF THE COMPANY OR ANY COMMITTEE THEREOF.

     PURCHASER DOES NOT INTEND TO FURTHER EXTEND OR AMEND THE OFFER.

     Parent currently beneficially owns 12,246,664 Shares, representing approximately 51.5% of the outstanding shares at October 29, 1998. The Offer has not been approved and its acceptance is not being recommended by the Board of Directors of the Company or any committee thereof.

     Parent and Purchaser currently desire, following the consummation of the Offer, to have the Company effect a merger (the "Second Step Merger") in accordance with the relevant provisions of the General Corporation Law of the State of Delaware (the "DGCL"), in which Purchaser will be merged with and into the Company. At the effective time of the Second Step Merger, each Share not tendered pursuant to the Offer (other than Shares owned by the Company as treasury stock, Shares owned by Parent or Purchaser or any subsidiary thereof, or Shares with respect to which appraisal rights are properly exercised under Delaware law) would be converted into the right to receive an amount in cash equal to the Offer Price. Following consummation of the Second Step Merger, the Company would continue as the surviving corporation and would be a wholly-owned subsidiary of Parent. If Purchaser owns at least 90% of the outstanding Shares following consummation of the Offer (assuming the transfer of Parent's currently-owned Shares to Purchaser), Purchaser would have the ability to consummate the Second Step Merger without a meeting or vote of the Board of Directors of the Company or any committee thereof or of the stockholders of the Company, pursuant to the "short form" merger provisions of Section 253 of the DGCL. In such circumstances, Purchaser currently intends to so effectuate the Second Step Merger as soon as practicable. If Parent and Purchaser own less than 90% of the outstanding Shares following consummation of the Offer, consummation of the Second Step Merger would require the approval by the Board of Directors of the Company of an agreement between the Company, Parent and Purchaser with respect to the Second Step Merger (the "Merger Agreement") and the adoption of the Merger Agreement by the holders of at least 80% of the outstanding Shares. As a consequence, no assurance can be given as to whether or when Purchaser will cause the Second Step Merger to be consummated and, similarly, no assurance can be given as to whether or when an amount in cash equal to the Offer Price will be paid to stockholders who do not tender their Shares in the Offer. Various factors affecting the timing of the Second Step Merger and alternatives thereto are set forth in the section entitled "SPECIAL FACTORS--Purpose and Structure of the Offer; Plans for the Company after the Offer" of the Offer to Purchase and the Supplement.

     For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, the Shares validly tendered to Purchaser and not withdrawn as, if and when Purchaser gives oral or written notice to BankBoston, N.A. (the "Depositary") of Purchaser's acceptance of such Shares for payment pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from Purchaser and transmitting such payment to tendering stockholders whose Shares have been accepted for payment. Under no circumstances will interest on the purchase price for the Shares be paid, regardless of any extension of the Offer or any delay in making such payment. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the "Share Certificates") or timely confirmation (a "Book-Entry Confirmation") of a book-entry transfer of such Shares into the Depositary's account at a Book-Entry Transfer Facility (as defined in the section entitled "THE TENDER OFFER--Acceptance for Payment and Payment of Shares" of the Offer to Purchase) pursuant to the procedures set forth in the section entitled "THE TENDER OFFER--Procedure for Tendering Shares" of the Offer to Purchase and the Supplement, (ii) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees or an Agent's Message, as defined below, in connection with a book-entry transfer and
(iii) any other documents required under the Letter of Transmittal. The term "Agent's Message" means a message, transmitted by a Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against the participant.

     Purchaser expressly reserves the right (but will not be obligated), at any time or from time to time in its sole discretion, to extend the period of time during which the Offer is open, including upon the occurrence of any condition specified in the section entitled "THE AMENDED OFFER--Amended Conditions of the Offer" of the Supplement, by giving oral or written notice of such extension to the Depositary. Any such extension will be followed as promptly as practicable by public announcement thereof, such announcement to be made not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date of the Offer. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and to the rights of a tendering stockholder to withdraw such stockholder's Shares.

     Tenders of Shares made pursuant to the Offer are irrevocable except that such Shares may be withdrawn at any time prior to 12:00 Midnight, New York City time, on December 22, 1998 (or the latest time and date at which the Offer, if extended by Purchaser, shall expire) and, unless theretofore accepted for payment pursuant to the Offer, may also be withdrawn at any time after January 1, 1999. For a withdrawal to be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover page of the Offer to Purchase and the Supplement. Any such notice of withdrawal must also specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary, and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the section entitled "THE TENDER OFFER--Procedure for Tendering Shares" of the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in the section entitled "THE TENDER OFFER--Procedure for Tendering Shares" of the Offer to Purchase and the Supplement, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and must otherwise comply with the Book-Entry Transfer Facility's procedures. All questions as to the form and validity (including the time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding on all parties.

     The information required to be disclosed by Rule 14d-6(e)(1)(vii) and Rule 13e-3(e)(1) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and the Supplement and is incorporated herein by reference.

     Parent and Purchaser have been provided by the Company with the Company's stockholder list and security position listings for disseminating the Offer to holders of Shares and communicating with holders of Shares in connection with the Offer. The Supplement, a revised Letter of Transmittal and other materials will be mailed to record holders of Shares whose names appear on the Company's stockholder's list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

     The Offer to Purchase, the Supplement and the related Letter of Transmittal contain important information which should be read carefully before any decision is made with respect to the Offer.

     Stockholders who previously tendered their Shares pursuant to the Offer are not required to take any further action in order to receive the increased Offer Price, except as may be required by the procedure for guaranteed delivery if such procedure was utilized.

     Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager as set forth below and additional copies of the Offer to Purchase, the Supplement and the related Letter of Transmittal and other tender offer materials may be obtained from the Information Agent and will be furnished promptly at Purchaser's expense. No fees or commissions will be paid to brokers, dealers or other persons (other than the Information Agent and the Dealer Manager) for soliciting tenders of Shares pursuant to the Offer.

                    The Information Agent for the Offer is:

                        [MACKENZIE PARTNERS, INC. LOGO]
                                156 Fifth Avenue
                            New York, New York 10010
                         (212) 929-5500 (Call Collect)
                                       or
                         CALL TOLL-FREE (800) 322-2885

                      The Dealer Manager for the Offer is:
                              Merrill Lynch & Co.
                             World Financial Center
                                  North Tower
                         New York, New York 10281-1314
                         (212) 449-8971 (Call Collect)

December 7, 1998